United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or Section 15(d) of the

Securities Exchange Act of 1934

December 5, 2022

Date of Report (Date of earliest event reported)

Roth CH Acquisition IV Co.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40710	83-3583873
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

888 San Clemente Drive, Suite 400 Newport Beach, CA	92660
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 720-5700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	ROCG	The Nasdaq Stock Market LLC
Warrants	ROCGW	The Nasdaq Stock Market LLC
Units	ROCGU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

General

On December 5, 2022, Roth CH Acquisition IV Co., a Delaware corporation (“Acquiror”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Acquiror, Roth IV Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”), and Tigo Energy, Inc., a Delaware corporation (the “Company”). The transactions set forth in the Merger Agreement, including the Merger (defined below), will constitute a “Business Combination” as contemplated by Acquiror’s Amended and Restated Certificate of Incorporation. Unless expressly stated otherwise herein, capitalized terms used but not defined herein shall have such meanings ascribed to them in the Merger Agreement.

Merger Agreement

Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Acquiror (the “Merger”). Upon the Closing and the other transactions contemplated by the Merger Agreement, the Company will change its name to “Tigo Energy MergeCo, Inc.” and Acquiror will change its name to “Tigo Energy, Inc.”

Consideration

Subject to the terms and conditions set forth in the Merger Agreement, in consideration of the Merger, the Base Purchase Price of $600,000,000 will be payable through converting each outstanding share of Company Common Stock (after giving effect to the consummation of the Company Warrant Exercise and the Company Preferred Conversion) into the right to receive 60,000,000 shares of Acquiror Common Stock at a deemed price of ten dollars ($10.00) per share, equal to (a) the Exchange Ratio, multiplied by (b) the number of shares of the Company Common Stock held by such holder as of immediately prior to the effective time of the Merger, with fractional shares rounded down to the nearest whole share. In addition, at the Closing, each outstanding Company Option will be assumed and converted into an option with respect to a number of shares of Acquiror Common Stock in the manner set forth in the Merger Agreement, and each outstanding Company Warrant (after giving effect to the Company Warrant Exercise) to purchase the Company Common Stock will be assumed and converted into a warrant with respect to a number of shares of Acquiror Common Stock in the manner set forth in the Merger Agreement.

The Base Purchase Price is subject to a dollar-for-dollar upward or downward adjustment in the event the Company raises or obtains a commitment to raise capital prior to the Closing, including capital raised through the conversion of debt securities (but specifically excluding capital raised through convertible notes or similar debt instruments convertible into or exercisable for capital stock or other equity securities of the Company to the extent such notes or similar debt instruments have not so converted). If the Company raises or obtains a commitment to raise capital based on a pre-money valuation at or exceeding $500,000,000, the Base Purchase Price will increase by the aggregate amount of capital raised or committed to be raised by the Company through such capital raising transaction. Conversely, if the pre-money valuation is below $500,000,000, the Base Purchase Price will decrease by an amount equal to the difference between $500,000,000 and the actual pre-money valuation.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to the parties, the transactions contemplated by the Merger Agreement and their respective business operations and activities. The representations and warranties of the parties do not survive the Closing.

Covenants

The Merger Agreement contains customary covenants of the parties thereto, including: (a) the requirement to make appropriate filings and obtain clearance pursuant to the HSR Act, (b) preparation and filing of a Form S-4 with respect to the shares of Acquiror Common Stock issuable under the Merger Agreement, which Form S-4 will contain the Proxy Statement and the Prospectus for Acquiror Stockholders, and (c) the preparation and delivery of updated audited financial statements for the Company.

The Merger Agreement also contains mutual exclusivity provisions prohibiting (a) the Company and its representatives and subsidiaries from initiating, soliciting, or otherwise encouraging an Acquisition Proposal (subject to certain limited exceptions specified therein), or entering into any contracts or agreements in connection therewith and (b) Acquiror and its subsidiaries from initiating, soliciting, or otherwise encouraging any merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization or similar business combination (subject to limited exceptions specified therein) or entering into any contracts or agreements in connection therewith.

Promptly after the date of the Merger Agreement, Acquiror will take all necessary action to extend the time period for Acquiror to consummate the Merger (the “Extension”). In connection with the Extension, the Company has agreed to advance up to $500,000 to Sponsors to be used by the Sponsors to pay reasonable and documented out-of-pocket fees and expenses incurred or committed to be incurred in connection with the Extension. Sponsors will repay such advances as contemplated under the Note Agreement. Acquiror has filed a preliminary proxy statement related to a special meeting and stockholder vote regarding the Extension on November 16, 2022.

Conditions to Consummation of the Transactions

Consummation of the transactions contemplated by the Merger Agreement is subject to conditions of the respective parties that are customary for a transaction of this type, including, among others: (a) obtaining the Acquiror Stockholder Approval; (b) obtaining the Company Stockholder Approval; (c) there being no laws or injunctions by governmental authorities or other legal restraint prohibiting consummation of the transactions contemplated under the Merger Agreement; (d) the waiting period applicable to the Merger under the HSR Act having expired (or early termination having been granted); (e) Acquiror having at least $5,000,001 in net tangible assets, and (f) the Business Combination Marketing Agreement having been terminated and the parties thereto having waived any entitlement to any fees thereunder, other than those payable under the Letter Agreement (as defined below).

Acquiror has separate conditions to closing, including, among others, that (a) no material adverse effect having occurred with respect to the Company, (b) the Company having delivered the Sponsor Consideration to the Sponsors pursuant to the Sale and Purchase Agreement, and (c) the Business Combination Marketing Agreement dated August 5, 2021 by and among Acquiror, Roth Capital Partners, LLC (“Roth”), and Craig-Hallum Capital Group LLC (“Craig-Hallum”) is terminated. The Company has separate conditions to closing, including, among others, that no material adverse effect has occurred with respect to Acquiror.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing of the Merger, including: (a) by mutual written consent of Acquiror and the Company; (b) by either party if there is a final non-appealable order issued by a governmental authority preventing or making illegal the consummation of the transactions contemplated by the Merger Agreement; (c) by the Company if Acquiror fails to obtain the Acquiror Stockholder Approval at the special meeting; (d) by Acquiror if the Company fails to obtain of the Company Stockholder Approval within ten (10) business days following the date in which the SEC declares the Form S-4 effective; (e) by either party if the other party’s representations or warranties are not true and correct or if the other party breached any of its covenants set forth in the Merger Agreement such that the conditions to Closing would not be satisfied and such breach cannot or has not been cured within the earlier of thirty (30) days’ notice by the other party or Closing; (f) by the Company if as of February 28, 2023, if the aggregate amount of (i) cash in the trust account subject to legal, valid, and binding non-redemption agreements by the holders of the Acquiror Common Stock (including cash in the trust account subject to legal, valid, and binding forward purchase agreements with an investor for non-redemption of the Acquiror Common Stock) and (ii) capital actually received by the Company or subject to legal, valid, and binding commitments to fund or close on or prior to the Closing is less than $15,000,000; and (g) by either party if the Closing has not occurred on or before June 30, 2023.

If the Merger Agreement is terminated by the Company due to the aggregate amount of (i) cash in the trust account subject to legal, valid, and binding non-redemption agreements by the holders of the Acquiror Common Stock (including cash in the trust account subject to legal, valid, and binding forward purchase agreements with an investor for non-redemption of the Acquiror Common Stock) and (ii) capital actually received by the Company or subject to legal, valid, and binding commitments to fund or close on or prior to the Closing being less than $15,000,000 as of February 28, 2023, then the Company will be required to pay a breakup fee to the Sponsors of $3,000,000. Otherwise, if the Merger Agreement is validly terminated, none of the parties will have any liability or any further obligation under the Merger Agreement with certain limited exceptions, including liability arising out of fraud or the willful and material breach of the Merger Agreement.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the Merger Agreement filed herewith. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Acquiror, the Company or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date hereof, which subsequent information may or may not be fully reflected in Acquiror’s public disclosures.

Warrant Consents

Within five (5) business days following the announcement of the Merger Agreement, the holders of the Company Warrants will deliver their consents to exercise their Company Warrants prior to the Closing in accordance with the terms of the Company Warrants. At the effective time of the Merger and by virtue of the Merger, each share of Company Stock such holders receive as a result of the Company Warrant Exercise will be cancelled and converted into the right to receive the applicable portion of the aggregate consideration of the Merger in accordance with the Merger Agreement.

Lock-up Agreement

The Merger Agreement contemplates that, at the Closing, certain security holders of the Company (“Tigo Holders”), the Sponsors and other holders of Founder Shares will enter into lock-up agreements (each, a “Lock-up Agreement”) with the Company and Acquiror. Pursuant to the Lock-up Agreements, Tigo Holders will agree, among other things, that their shares received as Merger consideration may not be transferred until the date that is six (6) months following Closing. Pursuant to the Lock-up Agreements, the Sponsors and other holders of founder shares will agree, among other things, that their founder shares acquired prior to Acquiror’s initial public offering may not be transferred until the earlier to occur of (a) twelve (12) months following the date of Closing and (b) the date on which the closing price of the Acquiror Common Stock exceeds twenty dollars ($20.00) per share (as adjusted for stock splits, stock dividends, reorganization and recapitalization) for any twenty (20) trading days within a thirty (30) trading day period following the six (6) month anniversary of the Closing. So long as, at the time of sale, the sales price of the Acquiror Common Stock exceeds ten dollars ($10.00) per share, the terms of the Lock-Up Agreement will permit each stockholder to transfer up to fifteen percent (15%) of the shares of Acquiror Common Stock owned by such party outside of the forgoing restrictions; provided, however, in the event such stockholder is a member of the board of directors of Acquiror or holds a management position in Acquiror, such stockholder may not transfer any Acquiror Common Stock pursuant to foregoing exception for a period of ninety (90) days after the date of Closing.

A copy of the form of Lock-up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the form of Lock-up Agreement is not complete and is qualified in its entirety by reference to the form of Lock-up Agreement filed herewith.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, Acquiror entered into the Sponsor Support Agreement with the Sponsor Parties (as defined in the Sponsor Support Agreement), whereby the Sponsor Parties have agreed, among other things, to vote (i) in favor of the adoption of the restated charter and the restated bylaws of Acquiror, (ii) in favor of the adoption and approval of the Merger Agreement, (iii) in favor of the approval of the issuance of Acquiror Common Stock in connection with the Merger, (iv) in favor of the approval of the equity plans described in Section 7.1 of the Merger Agreement, (v) in favor of the election of directors effective as of the Closing as contemplated by Section 7.6 of the Merger Agreement, (vi) in favor of the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the registration statement on Form S-4, (vii) against any Business Combination Proposal, (viii) against any business combination, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than as permitted under the Merger Agreement), (ix) against any change in the business, management or board of directors of Acquiror (other than as permitted under the Merger Agreement), and (x) against other action that is intended, or would reasonably be expected, to impede, interfere with or delay or postpone the consummation of, or otherwise adversely affect, any of the Transaction Proposals or any other transaction contemplated by the Merger Agreement or any ancillary agreement or result in a breach of any representation, warranty, covenant or other obligation or agreement of Acquiror, Merger Sub or any Sponsor Party under the Merger Agreement or any ancillary agreement, in each case, to which any of the foregoing is a party; and waive (a) any actions against Acquiror, and (b) their redemption protections with respect to Sponsor Parties’ covered shares.

Under the Sponsor Support Agreement, Acquiror’s expenses in connection with the negotiation, documentation and consummation of the transactions contemplated in the Merger Agreement (including in connection with Acquiror’s initial public offering) are capped at $5,000,000. If such transaction expenses of Acquiror (including as a result of or in connection with its initial public offering, its operations, other prospective or past Business Combinations, or the negotiation, documentation and consummation of the transactions contemplated by the Merger Agreement that are payable at or prior to the Closing but excluding Acquiror Extension Expenses) exceed such cap, the Sponsors will, pursuant to the Sponsor Support Agreement and at the election of Byron Roth, either (1) pay to Acquiror at Closing an amount in cash equal to the excess amount of transaction expenses of Acquiror or (2) forfeit a number of shares of Acquiror Common Stock held by the Sponsors immediately following the Closing equal to the quotient obtained by dividing the such excess amount of transaction expenses of Acquiror by ten dollars ($10.00).

A copy of the Sponsor Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Sponsor Support Agreement is not complete and is qualified in its entirety by reference to the Sponsor Support Agreement filed herewith.

Company Holders Support Agreement

Within five (5) business days following the announcement of the Merger Agreement, Acquiror and the Requisite Company Stockholders who hold sufficient amount of shares to approve the transaction will enter into the Company Holders Support Agreement pursuant to which they agreed to vote their the Company shares (i) in favor of the Merger and the transactions contemplated by the Merger Agreement (including the conversion of outstanding shares of preferred stock into the Company Common Stock immediately prior to the Closing), (ii) against any Acquisition Proposal, (iii) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement, a Capital Raising Transaction or the transactions contemplated thereby) (iv) against any change in the business, management or board of directors of the Company (other than as permitted under the Merger Agreement), and (v) against any other action that is intended, or would reasonably be expected, to impede, interfere with or delay or postpone the consummation of, or otherwise adversely affect, any of the Transaction Proposals or any other transaction contemplated by the Merger Agreement or any ancillary agreement or result in a breach of any representation, warranty, covenant or other obligation or agreement of the Company under the Merger Agreement or any ancillary agreement, or result in a breach of any covenant, representation or warranty of the Company Stockholder contained in the Company Holders Support Agreement.

A copy of the Company Holders Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the Company Holders Support Agreement is not complete and is qualified in its entirety by reference to the Company Holders Support Agreement filed herewith.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, Acquiror, the Sponsors, and certain the Company stockholders holding more than five percent (5%) of the Aggregate Fully Diluted Company Common Shares will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) pursuant to which, among other things, Acquiror will agree to undertake certain shelf registration obligations in accordance with the Securities Act, and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents.

A copy of the A&R Registration Rights Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference. The foregoing description of the A&R Registration Rights Agreement is not complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement filed herewith.

Sale and Purchase Agreement

Concurrently with the execution of the Merger Agreement, the Company and the Sponsors entered into the Sale and Purchase Agreement pursuant to which, immediately prior to the effective time of the Merger, the Sponsors will sell to the Company 1,645,000 shares of Acquiror Common Stock and 424,000 Acquiror Private Units in exchange for an amount equal to $2,300,000 pursuant to the Sale and Purchase Agreement, and such purchased equity will be cancelled on the books and records of Acquiror at the effective time of the Merger.

A copy of the Sale and Purchase Agreement is filed with this Current Report on Form 8-K as Exhibit 10.5 and is incorporated herein by reference. The foregoing description of the Sale and Purchase Agreement is not complete and is qualified in its entirety by reference to the Sale and Purchase Agreement filed herewith.

Note Agreement

Concurrently with the execution of the Merger Agreement, the Company and the Sponsors entered into the Note Agreement pursuant to which the Sponsors are required to repay the full amount of the expenses funded by the Company to extend the period for Acquiror to consummate a Business Combination as contemplated in the Merger Agreement. Pursuant to the Note Agreement, the outstanding principal amount under the Note Agreement becomes immediately due and payable in full, together with all accrued and unpaid interest thereon, on the earlier of (i) on July 6, 2023, (ii) the consummation of the transactions contemplated by the Sale and Purchase Agreement; or (iii) the termination of the Merger Agreement.

A copy of the Note Agreement is filed with this Current Report on Form 8-K as Exhibit 10.6 and is incorporated herein by reference. The foregoing description of the Note Agreement is not complete and is qualified in its entirety by reference to the Note Agreement filed herewith.

Restrictive Covenant Agreements

In connection with the Merger Agreement, at the Closing, certain employees of the Company have agreed to enter into restrictive covenant agreements in the form attached to the Merger Agreement (the “Restrictive Covenant Agreements”) in good faith, which will contain a non-compete, non-solicit and non-disparagement restrictions with a restrictive period of four (4) years from the date of the Closing. They will also include customary confidentiality provisions, among others.

A copy of the Restrictive Covenant Agreement is filed with this Current Report on Form 8-K as Exhibit 10.7 and is incorporated herein by reference. The foregoing description of the Restrictive Covenant Agreement is not complete and is qualified in its entirety by reference to the Restrictive Covenant Agreement filed herewith.

Employment Agreements

In connection with the Merger Agreement, prior to the Closing, the Company will negotiate employment agreements (including related to severance provisions) in good faith with each of the employees of the Company, which will be contingent upon, and effective as of, the Closing.

Termination of Business Combination Marketing Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into a letter agreement with Acquiror, Roth and Craig-Hallum to terminate that certain Business Combination Marketing Agreement, dated as of August 5, 2021, by and among Acquiror, Roth and Craig-Hallum (the “Letter Agreement”).

Pursuant to the Letter Agreement, in exchange for services rendered in connection with the transactions contemplated in the Merger Agreement, Roth may be issued up to 300,000 Advisor Shares (as such term is defined in the Letter Agreement), issuable based on (a) the gross proceeds received from a capital raising transaction involving the equity securities of the Company and (b) the amount remaining in Acquiror’s trust account after giving effect to any redemptions (as further described in the Letter Agreement).

A copy of the Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.8 and is incorporated herein by reference. The foregoing description of the Letter Agreement is not complete and is qualified in its entirety by reference to the Letter Agreement filed herewith.

Item 7.01	Regulation FD Disclosure

On December 6, 2022, Acquiror and the Company issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Also furnished herewith as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation to be used by Acquiror to discuss the Merger and the other transactions contemplated by the Merger Agreement with Acquiror stockholders.

The foregoing (including the information presented in Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibits 99.1 and 99.2 that is provided solely in connection with Regulation FD.

Additional Information and Where to Find It

This document relates to the proposed Merger involving Acquiror and the Company. In connection with the proposed Merger, Acquiror intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Acquiror, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of Acquiror, seeking any required stockholder approvals. Investors and security holders of Acquiror and the Company are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents that have been or will be filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acquiror with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Acquiror upon written request to Roth CH Acquisition IV Co., 888 San Clemente Drive, Suite 400, Newport Beach, California 92660.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Participants in the Solicitation

Acquiror, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the proposed Merger-related matters. Information regarding Acquiror’s directors and executive officers is contained in the section of Acquiror’s Form S-1 titled “Management”, which went effective with the SEC on August 5, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Acquiror proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

This Current Report on Form 8-K and the attachments hereto contain forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties’ ability to close the proposed transactions, the anticipated benefits of the proposed transaction, and the financial condition, results of operations, earnings outlook and prospects of Acquiror and/or the Company, and may include statements for the period following the consummation of the proposed transactions. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Acquiror and the Company, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Certain of these risks are identified and discussed in Acquiror’s final prospectus for its initial public offering filed with the SEC on August 6, 2021 under the heading “Risk Factors.” These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by Acquiror and the following: (i) expectations regarding the Company’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and the Company’s ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (iii) the outcome of any legal proceedings that may be instituted against Acquiror or the Company following announcement of the Merger Agreement and the transactions contemplated therein; (iv) the inability to complete the proposed Merger due to, among other things, the failure to obtain Acquiror stockholder approval on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; (v) the risk that the proposed Merger or other business combination may not be completed by Acquiror’s Merger deadline and the potential failure to obtain an extension of the Merger deadline (vi) the risk that the announcement and consummation of the proposed Merger disrupts the Company’s current operations and future plans; (vii) the ability to recognize the anticipated benefits of the proposed Merger; (viii) unexpected costs related to the proposed Merger; (ix) the amount of any redemptions by existing holders of the Acquiror Common Stock being greater than expected; (x) limited liquidity and trading of Acquiror’s securities; (xi) geopolitical risk and changes in applicable laws or regulations; (xii) the possibility that Acquiror and/or the Company may be adversely affected by other economic, business, and/or competitive factors; (xiii) operational risk; (xiv) risk that the COVID-19 pandemic, and local, state, and federal responses to addressing the pandemic may have an adverse effect on our business operations, as well as our financial condition and results of operations; and (xv) the risks that the consummation of the proposed Merger is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of Acquiror and the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The foregoing list of factors is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acquiror and is not intended to form the basis of an investment decision in Acquiror. Readers should carefully review the foregoing factors and other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and the other reports, which Acquiror has filed or will file from time to time with the SEC. There may be additional risks that neither Acquiror nor the Company presently know, or that Acquiror and the Company currently believe are immaterial, that could cause actual results to differ from those contained in forward looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. All subsequent written and oral forward-looking statements concerning Acquiror and the Company, the proposed Merger or other matters and attributable to Acquiror and the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

All subsequent written and oral forward-looking statements concerning the proposed Merger or other matters addressed in this Current Report on Form 8-K and attributable to Acquiror, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Current Report on Form 8-K. Except to the extent required by applicable law or regulation, Acquiror and the Company undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K to reflect the occurrence of unanticipated events.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description
2.1†	Merger Agreement, by and among Roth CH Acquisition IV Co., Tigo Energy, Inc. and Roth IV Merger Sub Inc., dated as of December 5, 2022.
10.1	Form of Lock-up Agreement.
10.2†	Sponsor Support Agreement, dated as of December 5, 2022.
10.3	Form of Company Holders Support Agreement.
10.4	Form of A&R Registration Rights Agreement.
10.5†	Sale and Purchase Agreement, dated as of December 5, 2022.
10.6	Note Agreement, dated as of December 5, 2022.
10.7	Form of Restrictive Covenant Agreement.
10.8	Letter Agreement, dated as of December 5, 2022.
99.1	Press Release, dated as of December 6, 2022.
99.2	Investor Presentation, dated as of December 6, 2022.
104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 6, 2022

ROTH CH ACQUISITION IV CO.

By:	/s/ Byron Roth
Name:	Byron Roth
Title:	Co-Chief Executive Officer and Chairman of the Board